FOIA Confidential Treatment Request
Requested by Lux Digital Pictures, Inc.
LUXSCHEDULED
Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
     Winchester, CA 92596
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

CONFIDENTIAL TREATMENT REQUEST

COVER PAGE

We are hereby requesting confidential treatment of the following document pursuant to Rule 83: LUXSCHEDULED. There is sensitive compensation information for non-officers and directors, as well as trade secrets, contained in these documents.

Our contact is as follows:

Lux Digital Pictures, Inc.
CONTACT: Jillian Sidoti
(213) 840-4656
(951) 602-6049 (fax)

Thank you.

Sincerely,

Jillian Ivey Sidoti, Esq.

cc Client
DU/jis

FOIA Confidential Treatment Request
Requested by Lux Digital Pictures, Inc.
LUXSCHEDULED

Maddrey Production Services Agreement
Schedule D

Via email: josephmaddrey@hotmail.com

January 21, 2008

Mr. Joseph Maddrey
12756 Moorpark Street, #201
Studio City, CA. 91604

Re: “Nightmares in Red, White and Blue”

Dear Joe:

This letter is further to our conversations and is to set forth and confirm the terms of agreement for you to write, produce, edit, direct and deliver the above referenced feature length documentary motion picture (“Picture”) to be based upon your book of the same title (“Book”) and the partially completed screenplay by Robert Valding (“Valding Script”).

Midnight Movies Entertainment, Inc (MM”), or its designee or assigns, is willing to enter into agreement with you, Joseph Maddrey (“Maddrey”) or your designee or assign, subject to the following terms and conditions:

(1)
The Picture will be a feature length documentary film, based on the Book and the Valding Script to be re-written by Maddrey at the direction of MM, which will document, examine and chronicle the history of the American horror film. The Picture shall use and incorporate, throughout, a significant number of scene and film segments (“Clips”) from well known, and not so well known, motion pictures and movie trailers, both past and present, from the genre. The Clips will be used and incorporated into the Picture under the “Fair Use Doctrine” (“Doctrine”) and MM’s obligation to progress the Picture through production and exploit it in worldwide markets shall be contingent upon obtaining a legal opinion (“Opinion”) from counsel that assures MM that the Picture, upon completion, can obtain the necessary media insurance including “Errors & Omission” insurance. The Picture shall also use and incorporate other film footage and audio visual excerpts to document and chronicle the filmmakers and the period, use and incorporate professional graphics and illustrations and use and incorporate numerous original and archival interviews (“Interviews”) with veteran and contemporary filmmakers, film scholars, historians, critics and others. It is expressly agreed and understood that MM’s obligation to progress the Picture through production and make all of its required payments hereunder, as more fully described herein, is contingent upon Maddrey securing no fewer than two (2) of the “name” Interviews, from the list attached hereto as Schedule “A”, to appear in the Picture. Maddrey shall write and produce the Picture and supervise all aspects of its production, post-production and delivery, subject only to the direction of MM. The Picture shall be directed and fully edited by Andrew Monument (”Monument”) who shall be contracted by Maddrey and whose participation is a material condition to this Agreement. (It is acknowledged that it is the future intention of Maddrey and Monument to assign and define their interests in the Picture through a formal, corporate entity but until such time as that is documented and confirmed by the parties hereto Maddrey shall be an individual party to this Agreement.) The Picture shall be produced in a first class, professional manner and to a quality suitable for theatrical release and/or broadcast on a major US Cable Television Network. Maddrey also agrees to deliver the Picture on a timely basis subject to the time frames more fully described herein.

FOIA Confidential Treatment Request
Requested by Lux Digital Pictures, Inc.
LUXSCHEDULED

(2)
Maddrey and Monument, at and under the direction of MM, shall be fully responsible for writing, directing, editing and producing the Picture. Maddrey hereby represents and warrants to MM that he has the sufficient experience and ability to produce, direct and edit the Picture and that he shall, at all times during the production of the Picture, maintain the necessary production facilities and availability to successfully and timely complete and deliver the Picture to MM. Any and all writing work, services or authorship in connection with the Picture provided by Maddrey, Monument or his employees, affiliates or associates shall be deemed a “work for hire” and shall be owned exclusively and permanently by MM its designees or assigns. Maddrey agrees to further execute or cause his employees, affiliates or associates to execute an “Assignment of Copyright” for any material created for the Picture, as may be reasonably requested by MM. Maddrey’s responsibilities hereunder shall be to perform or supervise all aspects of the Picture’s production and post-production. Such production responsibilities shall include but not be limited to writing and polishing the Pictures screenplay and narrative track, hiring all personnel, drafting all production documents and obtaining any and all required releases, securing all talent, conducting all Interviews, organizing crews, shoots and locations, providing or supervising all editing and post production (inclusive of digitizing and ‘ripping’ all DVD’s), incorporating all special effects, graphics and titles and supervising all music, scoring, mixing, sound fx, V.O. narration and the production of all Delivery Items. Maddrey shall use his best efforts to create an entertaining and professional motion picture subject to and within the terms of this Agreement. If Maddrey is, for whatever reason, unable or unwilling to timely complete the Picture, under the terms contained herein, then MM reserves the right to fully assume the Picture’s production and replace Maddrey without further compensation or credit. Maddrey shall be “non-exclusive” to MM hereunder provided he shall be able to dedicate the sufficient time, energy and resources to timely complete the Picture and fulfill his obligations to MM hereunder.

(3)
The Picture, when delivered to MM by Maddrey hereunder, shall be complete in every respect and shall be fully paid and unencumbered in any way except for the obligations of MM to secure the Opinion for the Doctrine and obtain the full media insurance, provide reasonable funding to film and record all approved Interviews, provide funding to access all approved footage to be incorporated, subject to the Doctrine, provide funding for all approved sound mixing, fx, dubbing and to hire an approved composer, provide funding to secure and record the narrator, provide funding to acquire the Book and provide funding for certain delivery items beyond those required to be deliver hereunder and as listed in Schedule “B” attached hereto.. Maddrey shall, at the direction of MM, first produce, compile, aggregate, edit and assemble all of the principal audio visual materials components, that will be used and incorporated into the Picture, accompanied by temporary music and narration tracks to be presented as, what as customarily known as, a “rough cut” of the Picture, for viewing by MM and counsel. Maddrey shall endeavor to complete and deliver the rough cut to MM prior to June 30, 2008. Upon MM’s approval of the rough cut Maddrey shall progress the Picture to completion and shall endeavor to complete and deliver the final, completed Picture to MM prior to August 1, 2008. The Picture shall be delivered to MM in the Digi Beta format and shall be complete and finished in every respect and delivery to MM hereunder shall consist of all those elements and materials listed on Schedule “B” attached hereto (“Delivery”).

(4)
In full Fixed Consideration for the production and Delivery of the Picture and all of the services provided the Picture by Maddrey, Monument and others in connection therewith, MM shall pay to Maddrey, or his designee, the fixed and flat compensation sum of Fifteen Thousand Five Hundred Dollars ($15,000.) (“Fixed Production Fee”) The Fixed Production Fee shall be payable to Maddrey as follows: (a) $3000 upon execution of this Agreement; (b) $3000 upon Maddrey securing the two “name” Interviews from schedule “A”; (c) $3000 upon the delivery of the rough cut; (d) $3000 upon the final mix of the Picture; and (e) $3000 upon the final Delivery of the Picture and the items listed on Schedule “B”.

FOIA Confidential Treatment Request
Requested by Lux Digital Pictures, Inc.
LUXSCHEDULED

(5)
In addition to the fixed compensation described herein, Maddrey shall be entitled to receive, as Contingent Compensation, a sum equal to 35% of any and all “Net Receipts” derived by MM from the exploitation of the Picture in all media worldwide. For the purposes of this Agreement, Net Receipts shall be deemed to mean all revenue actually received and retained by MM, from exhibitors, sub-licensees, distributors, agents or others, for the exploitation of the Picture, after first deducting a ten percent (10%) distribution fee for MM and then any and all costs expended for the Pictures production, inclusive of interest and overhead, any and all costs of marketing, advertising, promoting or delivering the Picture and any and all distribution costs or fees, without limitation. MM shall provide Maddrey with written statements and payment of his participation, if any, on a quarterly basis for the first two (2) years of this agreement and then bi-annually thereafter, in any period when Net Receipts are collected by MM.

(6)
Provided they perform all of the services contemplated under this Agreement, Maddrey and Monument shall be entitled to receive credit on the screen and in all paid advertising controlled by MM, the sole credits for directing, writing and editing the Picture, as may be appropriate and customary, and Producer credits, in a prominence and size as would be customary and appropriate. MM reserves the right to take, apply or designate such presentation, Company and/or production credits, it may solely deem to be appropriate, for its role in and contributions to the Picture.

(7)
MM shall have the sole and final authority and control relative to all matters of the Picture’s production and exploitation and any and all worked provided to MM or the Picture by Maddrey and his associates for the Picture shall be exclusively owned by MM. Maddrey agrees to keep all matters relative to the Picture and its production and exploitation ABSOLUTELY CONFIDENTIAL and shall not disseminate or release, or allow anyone associated with the Picture to disseminate or release, any information without the prior written consent of MM. Failure to adhere to this confidentiality provision will be considered a material breach of this agreement. Any and all disputes that may arise from or be related to this agreement shall be submitted to binding arbitration with the AAA Los Angeles. Maddrey hereby waives his right to any type of injunctive relief against the Picture, MM or its designees or assigns.

We believe that above written terms accurately summarize our agreement and, if acceptable to you, kindly indicate this by your signature below. It is anticipated that more formal documents may be required of the parties hereto; however, until such time as new agreements are executed amending or replacing this Agreement, this shall bind the parties.

We are looking forward to working with you.

Very truly yours :	Agreed to and Accepted

For Midnight Movies Entertainment,	Inc.Joseph Maddrey

FOIA Confidential Treatment Request
Requested by Lux Digital Pictures, Inc.
LUXSCHEDULED

SCHEDULE D	SCHEDULE “A”

To the Agreement by and between Midnight Movies Entertainment, Inc and Joseph Maddrey dated January 14, 2008.

DELIVERY ITEMS:

Digi Beta Video Master (The Picture complete in every respect in the original aspect ratio, Channels 1&2 stereo audio, Channels 3&4 stereo M&E, textless backgrounds on tail, Laboratory QC)

All available color and black and white production “stills” and a selection of “film grabs”

All available advertising and publicity materials including approved biographies and Production Notes

Copies of all talent and production agreements, licenses and releases including music and composer licenses

Dialogue Continuity and Spotting List and Music Cue Sheets

List of all final head and end screen credits, advertising provisions and billing block

Notarized “Assignment of Copyright”

DVD “Extras” and “Bonus Features” as available

FOIA Confidential Treatment Request
Requested by Lux Digital Pictures, Inc.
LUXSCHEDULED

SCHEDULE D	SCHEDULE “B”

To the Agreement by and between Midnight Movies Entertainment, Inc and Joseph Maddrey dated January 21, 2008.

DELIVERY ITEMS:

Digi Beta Video Master (The Picture complete in every respect in the original aspect ratio, Channels 1&2 stereo audio, Channels 3&4 stereo M&E, textless backgrounds on tail, Laboratory QC)

All available color and black and white production “stills” and a selection of “film grabs”

All available advertising and publicity materials including approved biographies and Production Notes

Copies of all talent and production agreements, licenses and releases including music and composer licenses

Dialogue Continuity and Spotting List and Music Cue Sheets

List of all final head and end screen credits, advertising provisions and billing block

Notarized “Assignment of Copyright”

DVD “Extras” and “Bonus Features” as available

FOIA Confidential Treatment Request
Requested by Lux Digital Pictures, Inc.
LUXSCHEDULED

Drenner Production Services Agreement
Schedule D

Via email: elijahdrenner@yahoo.com

September 18, 2007

Mr. Elijah Drenner
1388 A Glen Avenue
Pasadena, CA. 91103

Re: “American Grindhouse”

Dear Elijah:

This letter is further to our conversations and meeting and is to set forth and confirm the terms of agreement for you to write, produce, edit, direct and deliver the above referenced feature length documentary motion picture (“Picture”).

Midnight Movies Entertainment, Inc (MM”), or its designee or assigns, is willing to enter into agreement with you, Elijah Drenner (“Drenner”), subject to the following terms and conditions:

(1)
The Picture will be a feature length documentary film that will document, examine and chronicle the American exploitation movie’s of the “1960’s” and “1970’s”, as seen through the eyes of their creators, and based upon the “Outline” and “Thru Line” submitted by Drenner to MM. The Picture shall use and incorporate, throughout, a significant number of scene and film segments (“Clips”) from well known, and not so well known, motion pictures and movie trailers, both past and present, from the genre. The Clips will be used and incorporated into the Picture under the “Fair Use Doctrine” (“Doctrine”) and MM’s obligation to progress the Picture through production shall be contingent upon obtaining a legal opinion (“Opinion”) from counsel that assures MM that the Picture, upon completion, can obtain the necessary media insurance including “Errors & Omission” insurance. The Picture shall also use and incorporate other film footage and audio visual excerpts to document and chronicle the filmmakers and the period, use and incorporate professional graphics and illustrations and use and incorporate numerous original and archival interviews (“Interviews”) with veteran and contemporary filmmakers, film scholars, historians, critics and others. It is expressly agreed and understood that MM’s obligation to progress the Picture through production and make all of its required payments hereunder, as more fully described herein, is contingent upon Drenner securing no fewer than two (2) of the “name” Interviews from the list attached hereto as Schedule “A” to appear in the Picture. The Picture shall be produced in a first class, professional manner and to a quality suitable for theatrical release and broadcast on a major US Cable Television Network.

FOIA Confidential Treatment Request
Requested by Lux Digital Pictures, Inc.
LUXSCHEDULED

(2)
Drenner, at and under the direction of MM, shall be fully responsible for writing, directing, editing and producing the Picture. Drenner hereby represents and warrants to MM that he has the sufficient experience and ability to produce, direct and edit the Picture and that he shall, at all times during the production of the Picture, maintain the necessary production facilities and availability to successfully and timely complete and deliver the Picture to MM. Any and all writing work, services or authorship in connection with the Picture provided by Drenner or his employees, affiliates or associates shall be deemed a “work for hire” and shall be owned exclusively and permanently by MM its designees or assigns. Drenner agrees to further execute or cause his employees, affiliates or associates to execute an “Assignment of Copyright” for any material created for the Picture, as may be reasonably requested by MM. Drenner’s responsibilities hereunder shall be to perform or supervise all aspects of the Picture’s production and post-production. Such production responsibilities shall include but not be limited to writing and polishing the Pictures Outline and narrative track, hiring all personnel, drafting all production documents and obtaining any and all required releases, securing all talent, conducting all Interviews, organizing crews, shoots and locations, providing or supervising all editing and post production (inclusive of digitizing and ‘ripping’ all DVD’s), incorporating all special effects, graphics and titles and supervising all music, scoring, mixing, sound fx, V.O. narration and the production of all Delivery Items. Drenner shall use his best efforts to create an entertaining and professional motion picture subject to and within the terms of this Agreement. If Drenner is, for whatever reason, unable or unwilling to timely complete the Picture, under the terms contained herein, then MM reserves the right to fully assume the Picture’s production and replace Drenner without further compensation or credit. Drenner shall be “non-exclusive” to MM hereunder provided he shall be able to dedicate the sufficient time, energy and resources to timely complete the Picture and fulfill his obligations to MM hereunder.

(3)
The Picture, when delivered to MM by Drenner hereunder, shall be complete is every respect and shall be fully paid and unencumbered in any way except for the sole obligation of MM to secure the Opinion for the Doctrine and obtain the full media insurance. Drenner shall, at the direction of MM, first produce, compile, aggregate, edit and assemble all of the principal audio visual materials components, that will be used and incorporated into the Picture, accompanied by temporary music and narration tracks to be presented as, what as customarily known as, a “rough cut” of the Picture, for viewing by MM and counsel. Drenner shall endeavor to complete and deliver the rough cut to MM prior to November 30, 2007. Upon MM’s approval of the rough cut Drenner shall progress the Picture to completion and shall endeavor to complete and deliver the final, completed Picture to MM prior to March 1, 2008. The Picture shall be delivered to MM in the Digi Beta format and shall be complete and finished in every respect and delivery to MM hereunder shall consist of all those elements and materials listed on Schedule “B” attached hereto (“Delivery”).

(4)
In full fixed consideration for the production and Delivery of the Picture and all of the services provided the Picture by Drenner and others in connection therewith, MM shall pay to Drenner, or his designee, the fixed and flat compensation sum of Seventeen Thousand Five Hundred Dollars ($17,500.) (“Fixed Production Cost”) The Fixed Production Cost shall be payable to Drenner as follows: (a) $3500 upon execution of this Agreement; (b) $3500 upon Drenner securing the two “name” Interviews from schedule “A”; (c) $3500 upon the delivery of the rough cut; (d) $3500 upon the final mix of the Picture; and (e) $3500 upon the final Delivery of the Picture and the items listed on Schedule “B”.

(5)
In addition to the fixed compensation described herein, Drenner shall be entitled to receive, as Contingent Compensation, a sum equal to 30% of any and all “Net Receipts” derived by MM from the exploitation of the Picture in all media worldwide. For the purposes of this Agreement, Net Receipts shall be deemed to mean all revenue actually received and retained by MM, from exhibitors, sub-licensees, distributors, agents or others, for the exploitation of the Picture, after first deducting a ten percent (10%) distribution fee for MM and then any and all costs expended for the Pictures production, inclusive of interest and overhead, any and all costs of marketing, advertising, promoting or delivering the Picture and any and all distribution costs or fees, without limitation. MM shall provide Drenner with written statements and payment of his participation, if any, on a quarterly basis for the first two (2) years of this agreement and then bi-annually thereafter, in any period when Net Receipts are collected by MM.

FOIA Confidential Treatment Request
Requested by Lux Digital Pictures, Inc.
LUXSCHEDULED

(6)
Provided he performs all of the services contemplated under this Agreement, Drenner shall be entitled to receive credit on the screen and in all paid advertising controlled by MM, the sole credit for directing, writing and editing the Picture, as may be appropriate and customary, and a Producer credit, in a prominence and size as would be customary and appropriate. MM reserves the right to take, apply or designate such presentation, Company and/or production credits, it may solely deem to be appropriate, for its role in and contributions to the Picture.

(7)
MM shall have the sole and final authority and control relative to all matters of the Picture’s production and exploitation and any and all worked provided to MM or the Picture by Drenner and his associates for the Picture shall be exclusively owned by MM. Drenner agrees to keep all matters relative to the Picture and its production and exploitation ABSOLUTELY CONFIDENTIAL and shall not disseminate or release any information without the prior written consent of MM. Failure to adhere to this confidentiality provision will be considered a material breach of this agreement. Any and all disputes that may arise from or be related to this agreement shall be submitted to binding arbitration with the AAA Los Angeles. Drenner hereby waives his right to any type of injunctive relief against the Picture, MM or its designees or assigns.

We believe that above written terms accurately summarize our agreement and, if acceptable to you, kindly indicate this by your signature below. It is anticipated that more formal documents may be required of the parties hereto; however, until such time as new agreements are executed amending or replacing this Agreement, this shall bind the parties.

We are looking forward to working with you.

Very truly yours	Agreed to and Accepted:

For Midnight Movies Entertainment, Inc.	Elijah Drenner

FOIA Confidential Treatment Request
Requested by Lux Digital Pictures, Inc.
LUXSCHEDULED

SCHEDULE D	SCHEDULE “A”

To the Agreement by and between Midnight Movies Entertainment, Inc and Elijah Drenner dated September 19, 2007.

(1)	Quentin Tarrantino
(2)	Jonathan Demme
(3)	Pam Grier
(4)	John Waters
(5)	Eli Roth

FOIA Confidential Treatment Request
Requested by Lux Digital Pictures, Inc.
LUXSCHEDULED

SCHEDULE D	SCHEDULE “B”

To the Agreement by and between Midnight Movies Entertainment, Inc and Elijah Drenner dated September 19, 2007.

DELIVERY ITEMS:

Digi Beta Video Master (The Picture complete in every respect in the original aspect ratio, Channels 1&2 stereo audio, Channels 3&4 stereo M&E, textless backgrounds on tail, Laboratory QC)

All available color and black and white production “stills” and a selection of “film grabs”

All available advertising and publicity materials including approved biographies and Production Notes

Copies of all talent and production agreements, licenses and releases including music and composer licenses

Dialogue Continuity and Spotting List and Music Cue Sheets

List of all final head and end screen credits, advertising provisions and billing block

Notarized “Assignment of Copyright”

DVD “Extras” and “Bonus Features” as available